

March 7, 2008

Mail Stop 7010

Kelly Tacke
Vice President – Finance, Chief Financial Officer and Secretary
Palm Harbor Homes, Inc.
15303 Dallas Parkway, Suite 800
Addison, Texas 75001

Re: Palm Harbor Homes, Inc.
Form 10-K for Fiscal Year Ended March 30, 2007
File No. 0-24268

Dear Ms. Tacke:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   For all comments below where we ask for revised disclosure in future filings, please provide these expanded disclosures supplementally so we may see what your future disclosure revisions will look like.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

2.   We note that you were not in compliance with several of your covenants and obtained a waiver of default from the institution. We further note the representation to us in your April 28, 2004 and April 3, 2006 response letters regarding the related disclosure issue. As previously requested, please disclose in future filings the covenant levels required under significant debt covenants and identify the specific covenant for which noncompliance was waived. Given the significance of these debt agreements to the company's liquidity, and given the potential adverse impact if the debt repayment was accelerated, this disclosure is necessary for an investor to assess the company's ability to remain compliant. See Item 303(a)(1) of Regulation S-K.

Note 3. Inventories, page 41

3.   We note the goodwill impairment charges recorded during the first nine months of 2008 of $78.5 million as a result of the difficult market environment, "particularly the recent fallout in the subprime market and the continued decline in shipments to Florida, California and Arizona." Considering the decline in these markets, your goodwill impairment charges, closing of manufacturing facilities, the continued decrease in sales and margins and the 52 week low of your stock price, please tell us how you complied with paragraph 8 of SFAS 144 at March 30, 2007 with regard to the recoverability of your inventory balance.

Additionally, your inventory balance exceeded 20% of your total asset balance at March 30, 2007 and December 28, 2007.   We note that you do not currently have a critical accounting policy for inventory, particularly disclosure that provides an investor with sufficient information about management's insights and assumptions with regard to the recoverability of your inventory balance. It is unclear how you determined inventory valuation is not a critical accounting policy considering the recent declines in the real estate market and the impact this would have on estimates used by management to value the inventory and assess recoverability.

Please revise to include inventory valuation as a critical accounting policy. The policy disclosure should provide disclosures to describe the steps that you perform to review each component of your inventory for recoverability, the assumptions used and analyze to the extent material, such factors as how you arrived at the valuation, how accurate the valuation/assumptions have been in the past, how much the valuation/assumptions have changed in the past, and whether the valuation/assumptions are reasonably likely to change in the future. Please analyze your valuation for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Note 4. Investments, page 41

4.   We note you have unrealized losses related to your investments in securities and affiliated companies during 2007 that have been in a continuous loss position for 12 months or longer. Please tell us and disclose how you considered the disclosure requirements of paragraph 21b of EITF 03-01.

Note 5. Consumer Loans Receivable and Allowances for Loan Losses, page 42

5.   We note that 42% of your loan portfolio is concentrated in Texas, however, your discussion in MD&A with regards to your allowance for loan losses does not address your consideration of the deteriorating market, tightening of credit standards and decrease in shipments on your loan portfolio or your allowance for loan losses. We further note that there have been significant declines in sales in your Florida, California and Arizona markets, however, it is unclear how much of your loan portfolio is concentrated in those states. Please tell us and disclose the impact this geographic concentration in Texas has on your portfolio, considering the recent decline in the real estate market, how much of your portfolio is concentrated in Florida, California and Arizona and how the decline in these states has impacted your loan portfolio and related allowance and how you plan to mitigate any risk to reduce your exposure to these concentrations and the recent decline in the real estate market.

6.   We note the continued growth in consumer loans receivable on your Balance Sheet. This amount increased to 46% of total assets at December 28, 2007. We also note that your compliance with the warehouse borrowing facility debt covenants is based in part on loan delinquency ratios. Given the materiality of your lending operations, detailed disclosures about your loan portfolio are required in future filings, including the MD&A sections of forms 10-Q, pursuant to the guidance in SAB 11:K. These disclosures, outlined in Section III.B and C of Industry Guide 3, were also noted to you in our letter dated March 24, 2006 in which you responded on April 3, 2006 that you would include in future filings. We are unable to locate these revisions in your current periodic reports. As previously requested, please revise future filings to include the following:

- As of the end of the last fiscal year, present the amount of loans which are a) due in one year or less, b) due after one year through five years and c) due after five years;
- Present the total amount of all loans due after one year which a) have predetermined interest rates and b) have floating or adjustable interest rates.
- State separately the aggregate amount of loans that are a) accounted for on an nonaccrual basis, b) accruing loans which are contractually past due 90 days or more as to principal or interest payments and c) loans not included above which are troubled debt restructurings as defined by SFAS 15.
- Describe the nature and extent of any loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief